Stapgen LLC

Financial Statements and Report
Unaudited

As of February 2, 2022 (Inception)

Stapgen LLC

Balance Sheet

As of February 02,		2022
Assets		
Current assets		
Cash	$	0
Loans receivable - related party		-
Total current assets	$	0
Non-current assets		
Property and equipment, net		-
Intangible assets, net		-
Total non-current assets		
Total assets	$	0
Liabilities and members' equity		
Current liabilities		
Accounts payable	$	-
Current portion long-term debt		-
Accrued expenses		-
Total current liabilities		-
Non-current liabilities		
Loans payable - related party		-
Total non-current liabilities		-
Total liabilities	$	0
Members' Equity		
Membership Units, authorized 100,000,000 units, 100,000,000 units outstanding	$	0
Additional Paid in Capital		-
Total shareholder's equity		-
	$	0
Total liabilities and member's equity	$	0

See accompanying notes to financial statements.

Stapgen LLC

Notes to Financial Statements

1. Organization and Nature of Business

Stapgen LLC (the "Company") was incorporated in the State of Massachusetts on Feb 2, 2022 as an LLC with single member. The Company began operations in 2022 and has continued those operations to the present. The Company is a Biotech/Med tech company, which will manufacture, sell, and distribute different products including diagnostic tests, toothpaste, mouthwash, and biologics. The Company is a startup company, and generating no revenue as of today.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Company prepares its financial statements in good faith and, to the best of its ability, in conformity with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results from which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. No significant changes occurred as of today. However , in Nov. 2022 there will be significant changes.

Cash
Cash consists of all cash balances and highly liquid investments with original maturities of 90 days or less upon acquisition. The Company has not held any cash equivalents, such as money market funds. As of Oct 31, 2022, deposits with each bank up to $250 thousand were insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company held no deposits in excess of FDIC limits as of Oct.31, 2022. As of Oct. 31, 2022 we have $6064.21 cash in hand.

Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's Level 1 assets consist of its marketable securities.

Level 2 – Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices for identical assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that are not corroborated by market data.

Cash, accounts payable, and accrued expenses are reflected at carrying value, which approximates fair value due to the short-term maturity. The fair values of amounts due to affiliates are not determinable due to the related-party nature of the balances.

Stock-Based Compensation

The Company measures compensation expense for all stock-based awards in accordance with ASC Topic 718, *Compensation – Stock Compensation*. The Company valued the shares based on assets on hand at the grant date. The compensation cost from stock-based payments are recorded as general and administrative expense in the accompanying statement of operations. The Company elects to recognize actual forfeitures of stock-based awards as they occur in accordance with Accounting Standards Update ("ASU") No. 2016-09, *Compensation – Stock Compensation (Topic 718)*: Improvements to Employee Share-Based Payment Accounting. As of today, Stapgen LLC did not pay any stock based compensation.

Profit:

Stapgen LLC is a startup pre-revenue company. We anticipate generating revenue by 1st quarter of 2024. We expect to be profitable by 4th quarter of 2025. We will need to raise about $5,000,000 through financial activities in order to achieve those milestone.

Income Tax

The Company registered with the Commonwealth of Massachusetts as an LLC with a single member. Income tax is paid by the owner quarterly to the state, and Internal revenue service. Annual tax return is also filed.

3. Accrued Expenses

As of December 31, 2022	2022	2023
Accrued tax	0	
Payroll liabilities	0	-
Accrued other	0	-
Accrued expenses	0	

4. Common share:
100,000,000 common share has been issued as of Oct. 30, 2022 all of which is owned by the owner of the company. Biplab K. Malo is the owner of Stapgen LLC.

5. Stock-based Compensation:
Under the Company's Shareholders' Agreement, a maximum aggregate number of shares has not been granted yet as of Oct. 30, 2022. The Company records stock-based compensation expense for the awards based on their grant date fair value. The stock-based compensation expense is recognized on a straight-line basis over the course of the requisite service period and is recorded in general and administrative expenses in the accompanying statement of operations. The stock activity as of today is as follows:

Shares	Weighted Average Grant Date Fair Value	
Outstanding at Oct. 30, 2022	-	$ -
Granted	0	0.00
Vested	0	0
Forfeited or expired	0	0

5. Subsequent Events

Subsequent events have been evaluated through Oct. 31, 2022, the date the financial statements were written.

Shamapti Malo invested the amount of opening balance $15500.00 of the company, on Oct. 21, 2022 SAFE was completed.

Independent Contractors

No independent contractor has been assigned yet. The owner is self-employed.

COVID-19 In March 2020, the World Health Organization declared the outbreak of a novel strain of the coronavirus ("COVID-19") to be a pandemic. The pandemic is having widespread, rapidly evolving impacts on economies, financial markets, and business practices. The Company is closely monitoring the impact of COVID-19 on all aspects of its business. Currently, no material impact has been identified.